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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

October 23, 2015

Via EDGAR AND Overnight Delivery

Mr. Coy Garrison Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Realty Finance Trust, Inc. CIK No. 000562528

Dear Mr. Garrison:

This letter sets forth the response of our client, Realty Finance Trust, Inc. (the “Issuer”), to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on October 16, 2015, regarding Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 13 to the Issuer’s Registration Statement on Form S-11 (the “Post-Effective Amendment”) which was publicly filed on October 8, 2015.

In connection with the submission of this correspondence, the Issuer publicly filed Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 13 to its Registration Statement on Form S-11 (the “Amended Post-Effective Amendment”) with the Commission via EDGAR. Enclosed is a blacklined version of the Registration Statement which is marked to show changes to the Post-Effective Amendment. For convenience of reference, this response letter includes the comments issued by the Staff during the October 16 teleconference.

1.           Comment: Expand the disclosure appearing under the subheading “Renewal of and Amendment to Our Advisory Agreement” on page S-7 of the Post-Effective Amendment to describe how the asset management fee has changed. Specifically, to the extent that the asset management fee has increased or any reductions to the asset management fee have been eliminated, please make such changes clear.

Response: The Issuer has revised the disclosure on pages S-7 and S-8 of the Amended Post-Effective Amendment as requested.

2.           Comment: Include disclosure under the subheading “What are the fees and other amounts that you will pay to the advisor, its affiliates, the dealer manager and your directors?” appearing on page 16 of the prospectus which forms a part of the Registration Statement to indicate that these fees may be increased.

Response: The Issuer has included language on page S-15 in the Amended Post-Effective Amendment to revise the disclosure appearing on page 16 of the prospectus which forms a part of the Registration Statement as requested.

3.           Comment: Please confirm that as of June 30, 2015, there have been no unfulfilled requests by stockholders for redemption of shares under the share repurchase program.

Response: The Issuer confirms that as of June 30, 2015, there have been no unfulfilled requests under its share repurchase program other than those that were subsequently fulfilled following the end of the quarter in accordance with the terms of the share repurchase plan.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosure

cc:	Jason W. Goode, Alston & Bird LLP